FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of February 2006
Commission File Number 333-7182-01

                                   CEZ, a. s.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


 Energy utility CEZ has paid another EUR 15.5 million to Romanian Government for the distribution company Electrica Oltenia

As shown by a post-acquisition audit, the financial health of the CEZ Group's Romanian distribution company Electrica Oltenia is significantly better. After a financial due diligence for 2004 and the first nine months of 2005, the net assets were found to be higher by RON 107 million (approx. EUR 29 million). Accordingly, CEZ will pay for Oltenia another EUR 15.5, corresponding to a 51 % increase in net assets and a majority interest of CEZ in Oltenia.

The total amount paid by CEZ for Oltenia is now equal to EUR 166.5 million (approx. CZK 4.9 billion). "This is the final payment made under the executed privatization agreement. Oltenia's performance is significantly better than anticipated in the business plan, its operations improving at a dynamic pace," said Jan Veskrna, CEZ Romania's CEO.

The CEZ Group acquired Electrica Oltenia in a privatization tender held at the beginning of last October. Electrica Oltenia is one of the eight major Romanian distribution companies, with a 19 % share of the Romanian electricity market and approximately 1.36 million customers. It operates within a territory covering an area half that of the Czech Republic in seven out of a total of 40 Romanian provinces. It employs 2,970 people. The total annual quantity of electricity supplied by the company is about 6.8 TWh.

As a results of the Romanian acquisition, the number of CEZ Group's end customers has reached 6.6 million, moving the CEZ Group from ninth place to eighth place among the European energy utilities in terms of the customer number.

Electrica Oltenia's performance according to IFRS:
EUR million                          2003           2004
--------------------------------------------------------------------
Sales                                361            399
EBITDA                               -17            70
EBIT                                 -119           49
Net profit                           -58            46
Net debt (debt - cash)               1              1
--------------------------------------------------------------------

* translated using the
RON/EUR rate
of 3.558

Average headcount                    2,960          2,930
Customer number                      1,364,901      1,371,398



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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             CEZ, a. s.

                                     -------------------------
                                            (Registrant)

Date:  February 2, 2006
                                         /s/ Libuse Latalova
                                     By:
                                        ----------------------
                                           Libuse Latalova
                                           Head of Finance
                                            Administration